UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1. Name and Address of Reporting Person
   Noland, Jr., Thomas T.
   500 West Main Street
   Louisville, KY  40202
   USA
2. Date of Event Requiring Statement (Month/Day/Year)
   September 9, 1999
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   Humana Inc.
   HUM
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Senior Vice President of Corporate Communications
6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
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1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
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
Common (1)                                 |2,500                 |I               |Custodian for Children                         |
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Common (1)                                 |32                    |I               |Wife as Custodian for Children                 |
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Common (1)                                 |1,056                 |I               |Wife                                           |
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Common (1)                                 |6,053.5               |I               |HRSP(2)                                        |
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Common (1)                                 |2048.4                |I               |HRSP for Wife (2)                              |
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
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 Table II -- Derivative Securitites Beneficially Owned                                                                             |
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1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
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
Option(3)               |9/17/99  |1/15/08  |Common(1)              |2,900    |          |D            |                           |
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Option(3)               |1/15/00  |1/15/08  |Common(1)              |2,900    |          |D            |                           |
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Option(3)               |1/15/01  |1/15/08  |Common(1)              |2,900    |          |D            |                           |
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Option(3)               |9/17/99  |7/10/07  |Common(1)              |9,525    |$15.5938  |D            |                           |
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Option(3)               |7/10/00  |7/10/07  |Common(1)              |9,525    |$15.5938  |D            |                           |
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Option(3)               |7/10/01  |7/10/07  |Common(1)              |9,525    |$15.5938  |D            |                           |
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Option(3)               |7/10/02  |7/10/07  |Common(1)              |9,525    |$15.5938  |D            |                           |
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Option(3)               |1/15/00  |1/15/09  |Common(1)              |1,667    |$19.25    |D            |                           |
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Option(3)               |1/15/01  |1/15/09  |Common(1)              |1,667    |$19.25    |D            |                           |
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Option(3)               |1/15/02  |1/15/09  |Common(1)              |1,666    |$19.25    |D            |                           |
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Option-ISO(3)           |9/9/00   |9/9/09   |Common(1)              |5,000    |$9.5938   |D            |                           |
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Option-ISO(3)           |9/9/01   |9/9/09   |Common(1)              |5,000    |$9.5938   |D            |                           |
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Option-ISO(3)           |9/9/02   |9/9/09   |Common(1)              |5,000    |$9.5938   |D            |                           |
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Phantom Stock Units (4) |(4)      |(4)      |Common(1)              |48.1597  |1-for-1   |I            |                           |
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
Explanation of Responses:
(1) Each share of Common Stock contains a Right adopted on March 5, 1987, as amended and restated on February
14, 1996, and amended as of May 27, 1998 and March 1, 1999, pursuant to the Company Rights Agreement, which entitles holders of the Company's Common Stock, in the event certain specified events occur, to acquire 1/100 of a share of Series A Participating Preferred Stock at a price of $145 per fractional share.
(2) Shares held for the benefit of myself and my wife as of July 31, 1999, under the Humana Retirement and
Savings Plan ("HRSP") exempt under Rule
16b-3.
(3) Right to buy pursuant to the Company's 1996 Stock Incentive Plan for Employees.
(4) Phantom Stock Units held for my benefit as of July 31, 1999 under the Humana Excess Plan, exempt under Rule
16b-3(d).